[STERLING BANK LETTERHEAD]

February 1, 2010

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720

Washington, DC 20549

Re:	Sterling Banks, Inc.
Item 4.02 Form 8-K
Filed January 21, 2010
File No. 333-133649

Dear Mr. Pande:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter to Mr. R. Scott Horner, Executive Vice President and Chief Financial Officer of Sterling Banks, Inc. (the “Company”), dated January 25, 2010 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K filed on January 21, 2010 (the “Original Filing”).  For your convenience, we have repeated each of the Staff’s comments below and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in the Comment Letter.

Form 8-K – Filed January 21, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements
or Related Audit Report or Completed Interim Review

1.
We note that you intend to file restated financial statements as of and for the periods ended June 30, 2009 and September 30, 2009 in amended Forms 10-Q for the quarters then ended.  Please tell us when you will file them.

Response:

We intend to file amended quarterly reports on Form 10-Q for the periods ended June 30, 2009, and September 30, 2009, as promptly as we are able, which we expect to be by the end of February 2010.

2.	We note your disclosure that the non-reliance on the previously issued consolidated financial statements as of and for the three and six months ended June 30, 2009, and the three and nine months ended September 30, 2009 was the result of your intention to amend your call report for the quarter ended June 30, 2009.  Please tell us the following:

•
The date on which you decided to amend your call report for the quarter ended June 30, 2009 and provide us a timeline of significant events related to this decision from the date on which you received the written exam report from the Federal Reserve Bank of Philadelphia, i.e., November 30, 2009, to the date of this conclusion; and

Response:

As noted in the Original Filing, our Board of Directors determined on January 14, 2010, that the Company’s consolidated financial statements as of and for the three and six months ended June 30, 2009, and the three and nine months ended September 30, 2009, should not be relied upon, and determined further that the Company’s quarterly reports for the periods then ended, as well as the Company’s call report for the quarter ended June 30, 2009, should be amended.  In November 2009, the Federal Reserve Bank of Philadelphia (the “FRB”) orally advised management and the Company’s outside auditors that Sterling Bank’s (the “Bank”) allowance for loan losses may need to be increased in the range of $4.5 million to $6.0 million based on the FRB’s then on-going examination of the Bank.  The Company received the FRB’s formal written examination report on or about November 30, 2009.  Between the date of the receipt of the FRB examination report and January 14, 2009, the Company had on-going discussions with both the FRB and its outside advisors to clarify certain facts and formulate an appropriate response to the FRB’s report.  Based on the FRB report and discussions with the FRB and outside advisors, the Board of Directors determined on January 14, 2010, that amendments were needed to its quarterly reports and related call reports for the periods ended June 30, 2009, and September 30, 2009.

•	How you determined that the $5 million increase in the allowance as of June 30, 2009 would not necessitate an amendment to your call report as of September 30, 2009.

Response:

The $5 million increase in the allowance for loan losses for the period ended June 30, 2009, will also necessitate an amendment to the Company’s call report for the period ended September 30, 2009.

3.
When you amend your periodic reports to file your restated financial statements, please describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If there officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:

Based on the FRB examination and the resulting restatements of the Company’s financial statements as of and for the periods ended June 30, 2009, and September 30, 2009, the Company is in the process of reassessing the effectiveness of its disclosure controls and procedures and of the design and operations of its internal controls over financial reporting.  The Company’s conclusions will be disclosed in the Company’s next periodic filing requiring such disclosure.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of all of the disclosures the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (856) 273-6628.

Very truly yours,

/s/ R. Scott Horner

R. Scott Horner
Executive Vice President &
Chief Financial Officer